788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 18-374
May 29, 2018

Platinum Group Metals Ltd. Reports Waterberg Definitive
Feasibility Program Update And NYSE American Update

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) (“Platinum Group”, “PTM” or the “Company”) announces that work on a Definitive Feasibility Study (“DFS”) being completed by Waterberg JV Resources (Pty) Ltd. (“Waterberg JV Co.”), with the Company serving as operator, and with input from Impala Platinum Holdings Ltd. (“Implats”) and Japan Oil, Gas and Metals National Corporation (“JOGMEC”), is proceeding according to plan. The latest phase of 38,000 meters of infill drilling has been completed safely and on budget, bringing the total drill testing completed on the project to approximately 346,000 meters. The Company plans to publish an updated resource model and technical report for the Waterberg Project, including results from the latest drilling, in calendar Q3 2018. This new resource model will form the basis for mine planning and reserve estimation in the DFS. The DFS remains on-track for completion at the end of calendar Q1 2019. Independent engineering for the DFS is underway as planned by the jointly appointed engineering firms Stantec Consulting International LLC and DRA Projects SA (Proprietary) Limited along with input from technical specialists from each of the joint venture partners.

R. Michael Jones CEO said, “We have successfully completed the infill drill program and we are working very closely with all our partners, stakeholders and engineers to maximize the value of this extraordinary deposit – all at a time when the interest in palladium, the project’s primary metal, is increasing”.

Recent infill drilling as described above has intersected areas of 40 to 100 meters of vertical thickness with palladium, platinum, gold and rhodium mineralization as anticipated in the “Super F” areas of the current resource model. The recent intercepts compare favorably to the mine plan in an independent Pre-Feasibility Study1 for the project published in October, 2016. Assay results from the latest drilling continue to be received.

Current Platinum Group Element probable reserves at the Waterberg Project (100%)1 are 12.3 million ounces, consisting of 61% palladium, 30% platinum, 8% gold and 1% rhodium plus 191 million and 333 million pounds of copper and nickel respectively. At a 2.5 gram per tonne (“g/t”) cut-off grade, probable reserves are comprised of 102.7 million tonnes at 3.73 4E g/t, consisting of 2.29 g/t Pd, 1.11 g/t Pt, 0.29 g/t Au, 0.04 g/t Rh, 0.08% Cu and 0.15%Ni. Much of the Waterberg Project area still remains to be drilled and assessed. The Waterberg deposit remains open down dip and along strike. The reserves are a subset of a larger indicated resource.

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1 NI 43 101 technical report entitled “Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study — Project Areas located on the Northern Limb of the Bushveld Igneous Complex, South Africa” dated October 19, 2016 (the “Waterberg PFS”).

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Platinum Group currently holds an effective 50.02% interest in the Waterberg Project. Implats owns a 15% interest and Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”), a black empowerment company, holds a 26% interest. The Company owns a 49.9% interest in Mnombo. JOGMEC holds a 21.95% interest in the Waterberg Project and is planning to transfer a 9.755% interest to their partner Hanwa Co., Ltd. Hosken Consolidated Investments Limited, a South African black empowerment investment holding company listed on the JSE with a US$1.1 billion market capitalization, recently purchased a 14.11% stake in Platinum Group. All partners are active in the oversight of the project. Implats holds an option to increase their stake to 50.01% .

NYSE American Noncompliance Notice

On May 23, 2018 the Company received a letter from NYSE American LLC (“NYSE American”) stating that it is not in compliance with the continued listing standards as set forth in Section 1003(f)(v) of the NYSE American Company Guide (the “Company Guide”) due to the low selling price of the Company’s common shares. In order to maintain its listing, the Company must demonstrate sustained price improvement within a reasonable period of time, which the NYSE American has determined to be no later than November 23, 2018, or the Company must effect a reverse stock split of the Company’s common shares by November 23, 2018.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and is responsible for preparing the technical information contained in this news release. He has verified the data by reviewing the detailed information of the geological and engineering staff and independent qualified person reports as well as visiting the Waterberg Project site regularly.

About Platinum Group Metals Ltd.

Platinum Group is focused on, and is the operator of, the Waterberg Project, a bulk mineable underground deposit in northern South Africa. Waterberg was discovered by the Company.

On behalf of the Board of
Platinum Group Metals Ltd.

R. Michael Jones
President, CEO and Director

For further information contact:
       R. Michael Jones, President
       or Kris Begic, VP, Corporate Development
       Platinum Group Metals Ltd., Vancouver
       Tel: (604) 899-5450 / Toll Free: (866) 899-5450
       www.platinumgroupmetals.net

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Disclosure

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding compliance with NYSE American continued listing standards, the completion of a new resource model, new technical report and DFS for the Waterberg Project and the bulk mineable nature of the Waterberg Project. Estimates of mineral reserves and mineral resources are also forward-looking statements because they reflect estimates of mineralization that may be encountered in the future and potential future revenues and expenses. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including additional financing requirements and the uncertainty of future financing; the Company’s history of losses; the Company’s inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; the Company’s secured loan facility (the “LMM Facility”) with Liberty Metals & Mining Holdings, LLC (“LMM”) is, and any new indebtedness may be, secured and the Company has pledged its shares of PTM RSA, and PTM RSA has pledged its shares of Waterberg JV Co. to LMM under the LMM Facility, which potentially could result in the loss of the Company’s interest in PTM RSA and the Waterberg Project in the event of a default under the LMM Facility or any new secured indebtedness; the Company’s negative cash flow; the Company’s ability to continue as a going concern; completion of the DFS for the Waterberg Project, which is subject to resource upgrade and economic analysis requirements; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; the Company’s ability to regain compliance with NYSE American continued listing requirements; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants (Pty) Ltd. or former shareholders of Maseve; the ability of the Company to retain its key management employees and skilled and experienced personnel; contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors; conflicts of interest; capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions and either settle or restructure its debt as required; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; and other risk factors described in the Company’s most recent Form 20-F annual report, annual information form and other filings with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company’s business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Estimates of mineralization and other technical information included herein have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource” and “measured mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. Accordingly, descriptions of the Company’s mineral deposits in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.